Filed Pursuant to Rule 424(b)(3)

Registration Number: 333-188651

PROSPECTUS

6,000,000 Shares of Common Stock

This prospectus relates to 6,000,000 shares of our common stock that we may offer and issue from time to time in connection with future acquisitions of other businesses, assets or securities. On August 12, 2013, we issued 3,177,486 such shares of our common stock in connection with our acquisition of Bollinger, Inc.

We will determine the amount and type of consideration to be offered and the other specific terms of each acquisition following negotiation with the owners or controlling persons of the businesses, assets or securities to be acquired. The consideration for any such acquisition may consist of shares of our common stock or a combination of common stock, cash, notes or assumption of liabilities. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. We expect that the shares of common stock issued in connection with these transactions will be valued at a price reasonably related to the market value of our common stock either at the time an agreement is reached regarding the terms of the acquisition, at the time we issue the shares, or during some other negotiated period. We have not fixed a period of time during which the common stock offered by this prospectus may be offered or sold.

We may also issue shares of common stock upon the exercise of options, warrants, convertible securities or other similar securities assumed or issued by us from time to time in connection with these transactions.

We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing these shares, although we may pay finder’s fees in specific acquisitions. Any person receiving a finder’s fee may be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Our common stock is traded on the New York Stock Exchange under the symbol “AJG.” On September 4, 2013, the last reported per share sale price of our common stock was $42.72.

Investing in our common stock involves risk. You should carefully consider the “Risk Factors” beginning on page 2 in determining whether to accept stock as all or part of the purchase price for our acquisition of your business, securities or other assets.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 16, 2013.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement on Form S-4 that we filed with the Securities and Exchange Commission, or SEC. Under the shelf registration process, we may from time to time offer and issue up to 6,000,000 shares of our common stock in connection with future acquisitions of other businesses, assets or securities. We issued 3,177,486 of such shares of our common stock on August 12, 2013 in connection with our acquisition of Bollinger, Inc. This prospectus provides a general description of the common stock that we may offer and issue. We may add, update or change the information contained in this prospectus by means of one or more prospectus supplements. Before investing in our common stock, please carefully review both this prospectus and any prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide, without charge upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus. Direct any such requests to: General Counsel, Arthur J. Gallagher & Co., Two Pierce Place, Itasca, Illinois 60143-3141 (telephone number (630) 773-3800). To obtain timely delivery, you must request the information no later than five business days before the date that you must make your investment decision.

You should rely only on information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to give you any information or make any representation about us that is different from, or in addition to, that contained in this prospectus, any prospectus supplement or in any of the materials that we have incorporated by reference into this document. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this prospectus speaks only as of the date of this document, unless the information specifically indicates that another date applies.

ARTHUR J. GALLAGHER & CO.

We are engaged in providing insurance brokerage and third-party claims settlement and administration services to entities in the United States and abroad. We believe that our major strength is our ability to deliver comprehensively structured insurance and risk management services to our clients. Our brokers, agents and administrators act as intermediaries between insurers and their customers and we do not assume underwriting risks.

Since our founding in 1927, we have grown from a one-man agency to the world’s fourth largest insurance broker based on revenues, according to Business Insurance magazine’s July 16, 2012 edition, and the world’s largest property/casualty third-party claims administrator, according to Business Insurance magazine’s August 13, 2012 edition. We generate approximately 79% of our revenues domestically, with the remaining 21% derived primarily from operations in Australia, Bermuda, Canada, the Caribbean, New Zealand and the United Kingdom.

Shares of our common stock are traded on the New York Stock Exchange under the symbol AJG, and we had a market capitalization at June 30, 2013 of approximately $5.6 billion. We were reincorporated as a Delaware corporation in 1972. Our executive offices are located at Two Pierce Place, Itasca, Illinois 60143-3141, and our telephone number is (630) 773-3800.

We have three reporting segments: brokerage, risk management and corporate, which contributed approximately 73%, 22% and 5%, respectively, to 2012 revenues, and 69%, 21% and 10%, respectively, to revenues during the six-month period ended June 30, 2013.

Unless the context otherwise requires, the terms “we,” “our” and “us” refer to both Arthur J. Gallagher & Co. and its subsidiaries. The term “you” refers to a prospective investor.

RISK FACTORS

Investing in our common stock involves risks. Before making an investment decision, you should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, incorporated by reference into this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference, contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations or forecasts of future events. They use words such as “anticipate,” “believe,” “estimate,” “expect,” “contemplate,” “forecast,” “project,” “intend,” “plan,” “potential,” and other similar terms, and future or conditional tense verbs like “could,” “may,” “might,” “see,” “should,” “will” and “would.” Forward-looking statements can also be identified by the fact that they do not relate strictly to historical or current facts. For example, we may use forward-looking statements when addressing topics such as: market and industry conditions, including competitive and pricing trends; acquisition strategy; the expected impact of acquisitions and dispositions; the development and performance of our services and products; changes in the composition or level of our revenues or earnings; our cost structure and the outcome of cost-saving or restructuring initiatives; the outcome of contingencies; dividend policy; pension obligations; cash flow and liquidity; capital structure and financial losses; future actions by regulators; the impact of changes in accounting rules; financial markets; interest rates; foreign exchange rates; matters relating to our operations; income taxes; and expectations regarding our investments, including our clean energy investments. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors.

Many factors could affect our actual results, and variances from our current expectations regarding such factors could cause actual results to differ materially from those expressed in our forward-looking statements. Potential factors that could impact results include:

•	The volatility or declines in premiums or other adverse trends in the insurance industry;

•	An economic downturn, as well as uncertainty regarding the European debt crisis and market perceptions concerning the instability of the Euro;

•	The competitive pressures in each of our businesses;

•

The risks that could negatively affect the success of our acquisition strategy, including continuing consolidation in our industry, which could make it more difficult to identify targets and could make them more expensive, execution risks, integration risks, the risk of post-acquisition deterioration leading to intangible asset impairment charges, and the risk we could incur or assume unanticipated regulatory liabilities such as those relating to violations of anti-corruption laws;

•	Our failure to attract and retain experienced and qualified personnel;

•

The risks arising from our growing international operations, including the risks posed by political and economic uncertainty in certain countries, risks related to maintaining regulatory and legal compliance across multiple jurisdictions, and risks arising from the complexity of managing businesses across different time zones, geographies, cultures and legal regimes;

•	The risks particular to our risk management segment;

•	The lower level of predictability inherent in contingent and supplemental commissions versus standard commissions;

•	Sustained increases in the cost of employee benefits;

•

Our failure to apply technology effectively in driving value for our clients through technology-based solutions or our failure to gain internal efficiencies and effective internal controls through the application of technology and related tools;

•	Our inability to recover successfully should we experience a disaster, material cybersecurity attack or other significant disruption to business continuity;

•	Our failure to comply with regulatory requirements, or a change in regulations that adversely affects our operations;

•	Violations by us of the U.S. Foreign Corrupt Practices Act, the UK Bribery Act of 2010 or other anti-corruption laws;

•	Our failure to adapt our services to changes resulting from the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act;

•	Unfavorable determinations related to contingencies and legal proceedings;

•	Our improper disclosure of personal data;

•	Significant changes in foreign exchange rates;

•	Changes in our accounting estimates and assumptions;

•	The risks related to our clean energy investments, including the risk of environmental and product liability claims and environmental compliance costs;

•	The disallowance of tax credits under Sections 29 or 45 of the Internal Revenue Code of 1986, as amended, which we refer to as the IRC;

•	The risks related to losses on other investments held by our corporate segment;

•	The restrictions and limitations in the agreements and instruments governing our debt;

•	The risk of share ownership dilution when we issue common stock as consideration for acquisitions; and

•	The volatility of the price of our common stock.

A detailed discussion of the factors that could cause actual results to differ materially from our published expectations is contained in our SEC filings, including our Annual Report on Form 10-K for the year ended December 31, 2012, and any reports we file with the SEC in the future, which are incorporated by reference into this prospectus.

Any or all of our forward-looking statements may turn out to be inaccurate, and there are no guarantees about our performance. The factors identified above are not exhaustive. We operate in a dynamic business environment in which new risks may emerge frequently. Readers are cautioned not to place undue reliance on any forward-looking statements contained in this report, which speak only as of the date set forth on the signature page of this prospectus. Except as required by law, we expressly disclaim any obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after such date or to reflect the occurrence of anticipated or unanticipated events.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is only a summary. For more complete information, you should refer to our amended and restated certificate of incorporation, bylaws and any amendments thereto, which we have filed with the SEC. In addition, you should refer to the Delaware General Corporation Law, which also governs our structure, management and activities.

Common Stock

Under our amended and restated certificate of incorporation, our board of directors, which we refer to as our board, is authorized to issue up to 400,000,000 shares of common stock. The holders of our common stock will be entitled to receive such dividends as our board may declare from time to time, provided that any and all preferred dividends on our preferred stock for the then current quarter have been set aside or paid, and all prior quarterly dividends on our preferred stock have been paid in full. Upon our liquidation, the holders of our common stock will receive ratably, in proportion to the number of shares held, all of our net assets remaining after the payment of any liquidation preference payable with respect to any preferred stock that may then be outstanding. Our common stock is not subject to redemption or retirement. Each holder of our common stock is entitled to one vote for each share of such stock standing in his or her name on the books of the corporation. The holders of our common stock do not have cumulative voting rights in the election of directors. No holder of our common stock has preemptive or other rights to subscribe for additional shares of any class of our stock.

As of August 30, 2013, there are 131,237,890 shares of common stock issued and outstanding.

Preferred Stock

Under our amended and restated certificate of incorporation, our board is authorized to issue up to 1,000,000 shares of preferred stock. Our preferred stock may be issued in one or more series, and for such consideration as our board may determine. Our board is authorized to determine the voting power of each series of preferred stock, which may range from no voting power to a maximum of one vote per share. If our board does not explicitly provide the voting power of any series of our preferred stock in the resolution or resolutions providing for the issuance of such series, the holders of that series of preferred stock have no voting power with respect to any matter. Our board is also authorized to fix the designations, preferences, qualifications, limitations, restrictions and relative, participating, optional or other special rights thereof, as provided for in the resolution or resolutions providing for the issuance of such shares of preferred stock.

All shares of one series of preferred stock must be of equal rank and identical in all respects. No dividend may be paid or declared on any particular series of preferred stock unless dividends are to be paid or declared pro rata on all shares of preferred stock that rank equally as to dividends with such particular series, and are outstanding at such time.

Shares of our preferred stock that are redeemed, converted, exchanged, purchased, retired or surrendered to us, or that have been issued and reacquired in any manner, shall, upon compliance with any applicable provisions of The General Corporation Law of the State of Delaware, have the status of authorized and unissued shares of preferred stock and may be reissued by our board as part of the series of which they were originally a part, or may be reclassified into and reissued as part of a new series or as part of any other series. No holder of our preferred stock has preemptive or other rights to subscribe for additional shares of any class of our stock.

As of the date of this prospectus, no shares of our preferred stock are issued and outstanding.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that stockholder action may be taken only at annual or special meetings of stockholders. As a result, our stockholders may not act upon any matter except at a duly called meeting of stockholders.

Actions to Increase or Decrease Amount of Authorized Shares

Subject to the rights of any outstanding series of preferred stock, any amendment to our amended and restated certificate of incorporation that may increase or decrease the authorized capital stock of any class or classes may be adopted by the affirmative vote of the holders of a majority of the outstanding shares of our voting stock.

ACQUISITION PROGRAM AND PLAN OF DISTRIBUTION

The shares of our common stock covered by this prospectus may be offered by us from time to time in connection with future acquisitions of other businesses, assets or securities. We are actively looking for acquisition opportunities in the insurance brokerage and employee benefits consulting markets. We typically seek targets with a strong middle market client focus or significant expertise in one of our focus market areas. Acquisition targets have typically been within a $1,000,000 to $50,000,000 purchase price range, although we may complete acquisitions with a higher purchase price. From time to time, we also consider acquisitions in our risk management segment consisting of claim settlement and administrative service providers. In recent years, a growing number of our acquisitions have occurred outside the United States.

We expect to offer and sell the shares covered by this prospectus in connection with future acquisitions within the next two years. We anticipate that our future acquisitions will consist principally of additional insurance brokerage, employee benefits consulting and related businesses. The consideration for such acquisitions may include cash, including installment payments, earnout payments, shares of common stock, other securities including securities that may be converted into common stock, guarantees, assumptions of liabilities, or any two or more of the foregoing, as determined from time to time by negotiations between us and the owners or controlling persons of the businesses, assets or securities to be acquired. In addition, we may enter into employment contracts and non-competition agreements with former owners and key executive personnel of acquired businesses. At any given time we are typically engaged in preliminary discussions or negotiations with many candidates regarding possible future acquisitions.

In general, the terms of each future acquisition will be determined by negotiations between our representatives and the owners or controlling persons of the businesses, assets or securities to be acquired. The factors taken into account in determining the terms of an acquisition may include the established quality and reputation of the business to be acquired and its management, its gross commission revenues, earning power, cash flow, growth potential, the location of the business and assets to be acquired and the geographical and service diversification we anticipate as a result of the acquisition. We anticipate that shares of our common stock issued in any future acquisition will be valued at a price reasonably related to the then current market value of our common stock as reported on the New York Stock Exchange at or about the time or times of delivery of the shares. We do not expect to receive any cash proceeds, other than cash balances of acquired companies maintained in the ordinary course of business, in connection with any such issuances.

This prospectus may be supplemented to furnish the information necessary for a particular negotiated transaction, and the registration statement of which this prospectus is a part will be amended or supplemented, as required, to supply information concerning an acquisition.

We will pay all expenses of this offering. We do not expect that underwriting discounts or commissions will be paid by us except that finder’s fees may be paid to persons from time to time in connection with specific acquisitions. Any person receiving any such fees may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

LEGAL MATTERS

Seth Diehl, Esq., our Senior Counsel, Corporate & Securities, has issued an opinion with respect to the validity of the securities being offered by this prospectus. We have filed the opinion as an exhibit to the registration statement of which this prospectus is a part.

EXPERTS

The consolidated financial statements of Arthur J. Gallagher & Co. (“Gallagher”) appearing in Gallagher’s Annual Report (Form 10-K) for the year ended December 31, 2012 (including the schedule appearing therein), and the effectiveness of Gallagher’s internal control over financial reporting as of December 31, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited consolidated interim financial information of Gallagher for the three-month periods ended March 31, 2013 and March 31, 2012, and for the three-month and six-month periods ended June 30, 2013 and June 30, 2012, incorporated by reference in this Prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 1, 2013 and July 31, 2013, included in Gallagher’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013, respectively, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access and read our SEC filings, including the complete registration statement and all of the exhibits to it, through the SEC’s website located at http://www.sec.gov. This site contains reports and other information that we file electronically with the SEC. The registration statement and other reports or information can be inspected, and copies may be obtained, at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room of the SEC may be obtained by calling the SEC at 1-800-SEC-0330.

We have filed a registration statement, of which this prospectus is a part, and related exhibits with the SEC under the Securities Act. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other documents are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. You may inspect the registration statement and exhibits without charge at the SEC’s Public Reference Room or at the SEC’s web site listed above, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED IN OR DELIVERED WITH THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE DOCUMENTS THAT WE HAVE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM OR IN ADDITION TO THE INFORMATION CONTAINED IN THIS DOCUMENT AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

We incorporate information into this prospectus by reference, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC pursuant to Section 13(a), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the date this offering is terminated or we issue all of the shares of common stock under this prospectus:

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Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on February 8, 2013 (including the portions of our proxy statement for our 2013 annual meeting of stockholders incorporated by reference therein).

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013 filed on May 1, 2013 and July 31, 2013, respectively.

•	Our Current Reports on Form 8-K filed on January 7, 2013, March 15, 2013, May 15, 2013, June 17, 2013, July 26, 2013, August 13, 2013 and September 6, 2013.

Nothing in this prospectus shall be deemed to incorporate information furnished, but not filed, with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K and corresponding information furnished under Item 9.01 of Form 8-K or included as an exhibit.

Information in this prospectus supersedes related information in the documents listed above and information in subsequently filed documents supersedes related information in both this prospectus and the incorporated documents.

You may request orally or in writing, and we will provide you with, a copy of these filings, at no cost, by calling us at (630) 773-3800 or by writing to us at the following address:

General Counsel

Arthur J. Gallagher & Co.

Two Pierce Place

Itasca, Illinois 60143-3141

In order to ensure timely delivery of the documents incorporated by reference in this prospectus, any request should be made no later than five business days prior to the date on which you plan to make a final investment decision. These filings and reports can also be found on our website, located at http://www.ajg.com, by following the links to “Investor Relations” and “SEC Filings.”

The information contained on our website does not constitute a part of this prospectus.